SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

VOCUS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

92858J108

(CUSIP number)

JMI EQUITY FUND VI, L.P.

C/O JMI MANAGEMENT, INC.

2 HAMILL ROAD, SUITE 272

BALTIMORE, MD 21210

(410) 951-0213

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92858J108	13D	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS JMI Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,025,600 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,025,600 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,600 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.1% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	These shares represent shares of Common Stock, par value $0.01 per share (“Common Stock”), issuable upon the conversion of shares of Series A Convertible Preferred Stock, par value $0.01 per share, beneficially owned by the Reporting Persons.
(2)	The percentage is calculated based on 20,008,317 shares of Common Stock outstanding on November 8, 2011 as reported in the Issuer’s Form 10-Q filed on November 3, 2011.

CUSIP No. 92858J108	13D	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS JMI Associates VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,025,600 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,025,600 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,600 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.1% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	These shares represent shares of Common Stock, par value $0.01 per share (“Common Stock”), of the Issuer issuable upon the conversion of shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer beneficially owned by the Reporting Persons.
(2)	The percentage is calculated based on 20,008,317 shares of Common Stock outstanding on November 8, 2011 as reported in the Issuer’s Form 10-Q filed on November 3, 2011.

CUSIP No. 92858J108	13D	Page 4 of 8 pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Vocus, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 12051 Indian Creek Court, Beltsville, Maryland 20705.

ITEM 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by the following persons:

(i)	JMI Equity Fund VI, L.P., a Delaware limited partnership (the “Fund”); and

(ii)	JMI Associates VI, L.L.C., a Delaware limited liability company (“JMI Associates”).

The Fund and JMI Associates are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of each of the Reporting Persons are 2 Hamill Road, Suite 272, Baltimore, Maryland 21210.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Fund is a Delaware limited partnership. JMI Associates is a Delaware limited liability company.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Shares were issued as consideration for all of the Fund’s outstanding equity interests in iContact Corporation, a Delaware corporation (“iContact”), pursuant to the terms of the Merger Agreement (as defined below). None of the Reporting Person has paid additional consideration to the Issuer in connection with the acquisition of the Shares.

ITEM 4.	Purpose of Transaction.

On February 24, 2012, the Fund entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Icarus Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub (Corp)”), Icarus Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub (LLC)”), iContact, Updata Partners III, L.P., a Delaware limited partnership (“Updata”), in its capacity as the representative of iContact’s equityholders, and certain other stockholders of iContact. Pursuant to the Merger Agreement, Merger Sub (Corp) merged with and into iContact, with iContact continuing as the surviving corporation (the “Merger”) and, immediately thereafter, iContact (as the surviving corporation of the Merger) merged with and into Merger Sub (LLC), with Merger Sub (LLC) continuing as the surviving company and as a wholly owned subsidiary of the Issuer operating under the name iContact LLC.

Under the terms of the Merger Agreement, the Fund received 1,000,000 shares (the “Shares”) of Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), of the Issuer. Each share of Series A Preferred Stock is initially convertible, at the Fund’s option, into 3.0256 shares of Common Stock and may become convertible into 3.3282 shares of Common Stock following the occurrence of certain events set forth in the Certificate of Designation of the Series A Preferred Stock, as filed by the Issuer with the Delaware Secretary of State on February 24, 2012. The above conversion rates are subject to adjustment for dividends, distributions, subdivisions, combinations, consolidations, recapitalizations and the like with respect to the Common Stock.

CUSIP No. 92858J108	13D	Page 5 of 8 pages

On February 24, 2017, the Issuer shall be required to redeem each issued and outstanding share of Series A Preferred Stock for $77.30 per share (less any cash dividends previously paid thereon) from its legally available funds, or such lesser amount of shares as it may then redeem under Delaware law.

The shares of Series A Preferred Stock will vote on an as-converted basis with the Common Stock, voting together as a single class, provided that the holders of the Series A Preferred Stock shall vote separately as a class on certain matters affecting the Series A Preferred Stock. If any shares of Series A Preferred Stock are outstanding on or after February 24, 2017, the holders of the Series A Preferred Stock will have the right to vote separately as a class on additional actions by the Issuer related to acquisitions, redemptions, dividends, capital stock, and indebtedness. Pursuant to the Certificate of Designation of the Series A Preferred Stock, the holders of the Series A Preferred Stock have the right to elect a director to the Issuer’s Board of Directors for as long as the outstanding shares of Series A Preferred Stock represent 5% or more of the Issuer’s issued and outstanding capital stock.

In connection with the execution of the Merger Agreement, the Fund also entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer. Pursuant to the Investor Rights Agreement, the holders of the Series A Preferred Stock have the right to nominate a director to the Issuer’s Board of Directors for as long as they hold 5% or more of the Issuer’s issued and outstanding capital stock. In addition, subject to the terms and conditions of the Investor Rights Agreement, the Fund shall have demand and piggyback registration rights and the right to participate in certain repurchases of Common Stock by the Issuer.

The Reporting Persons intend to hold the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. Except to the extent limited by the Investor Rights Agreement, the Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) As of February 24, 2012, the Fund owned beneficially 3,025,600 Shares, representing approximately 13.1% of the shares of the Common Stock outstanding.

As of February 24, 2012, JMI Associates, through its control of the Fund, had sole voting and dispositive power with respect to all 3,025,600 Shares owned beneficially by the Fund, representing approximately 13.1% of the shares of the Common Stock outstanding.

(c) Except as set forth in the Merger Agreement, no Reporting Person has effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

CUSIP No. 92858J108	13D	Page 6 of 8 pages

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of February 24, 2012, among the Issuer, the Fund and certain parties identified therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed the Issuer with the SEC on February 28, 2012).

Exhibit 2	Investor Rights Agreement, dated February 24, 2012, by and between the Issuer and the Fund (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed the Issuer with the SEC on February 28, 2012).

Exhibit 3	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 92858J108	13D	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2012

JMI EQUITY FUND VI, L.P.

By: JMI Associates VI, L.L.C.
Its: General Partner

By:	/s/ Biswajit Sinha
Name:	Biswajit Sinha
Title:	Managing Member

JMI ASSOCIATES VI, L.L.C.

By:	/s/ Biswajit Sinha
Name:	Biswajit Sinha
Title:	Managing Member

CUSIP No. 92858J108	13D	Page 8 of 8 pages

Exhibit 3

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of March 5, 2012.

JMI EQUITY FUND VI, L.P.

By: JMI Associates VI, L.L.C.
Its: General Partner

By:	/s/ Biswajit Sinha
Name:	Biswajit Sinha
Title:	Managing Member

JMI ASSOCIATES VI, L.L.C.

By:	/s/ Biswajit Sinha
Name:	Biswajit Sinha
Title:	Managing Member